

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2013

Via E-mail
David J. Drutz, M.D.
Chief Executive Officer
DARA Biosciences, Inc.
8601 Six Forks Road, Suite 160
Raleigh, NC 27615

> **Re:** **DARA Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 11, 2013**
> **File No. 333-186557**

Dear Dr. Drutz:

We have limited our review of your registration statement to the issue we have addressed in our comment below.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

General

1. We note that the December 28, 2012 Securities Purchase Agreement pertained to the sale of the Series B-3 convertible preferred stock, Series B-4 convertible preferred stock and warrants to purchase common stock. This agreement contemplated that:

   - the sale of the Series B-3 shares would be made pursuant to an effective shelf registration statement on Form S-3, which was initially filed with the Securities and Exchange Commission on March 25, 2011 and declared effective on April 19, 2011 (File No. 333-173098); and

   - the sale of the Series B-4 shares and warrants would be made without registration in reliance on the exemptions provided by Section 4(2) of the Securities Act.

   In light of the fact that all of these securities were sold on December 28, 2012 to the same investor pursuant to a single purchase contract, it appears that such sales were parts of the same transaction. As a result of such integration, Section 4(2) would not be available to exempt the sale of the Series B-4 shares and warrants, resulting in a potential violation of Section 5 of the Securities Act. Accordingly, please amend your registration statement to include a discussion of the potential Section 5 violation and risk factor disclosure addressing the risks associated with a possible rescission offering and associated contingent liabilities. Please consider whether further disclosure is needed regarding potential contingent liabilities and, if not, provide your analysis explaining your conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Dan Greenspan, Legal Branch Chief, at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Mark R. Busch, Esq.
        K&L Gates LLP